

Mail Stop 6010

December 7, 2007

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re: Stryker Corporation**
> **Form 10-K for the Year Ended December 31, 2006**
> **File No. 000-09165**

Dear Mr. Bergy:

We have reviewed your filings and your response letter dated November 9, 2007 and we have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 35

1.   We note your response to prior comment 2. Please confirm our understanding that your applicable future filings will include disclosure of your investment policy and that you will also disclose information similar to the information contained in your response, such as the percentage and nature of the securities you hold for sale and what factors may affect the value of those securities, so that your investors will be able to have a clearer understanding of the assets that comprise your marketable securities.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on this comment. In this regard, do not hesitate to contact me at 202-551-3643 or Martin James, Senior Assistant Chief Accountant, at 202-551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Branch Chief